EXHIBIT 99.1

Osisko Announces Purchase of Additional Royalties from Talisker

MONTREAL, Dec. 06, 2021 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko” or the “Corporation”) (OR: TSX & NYSE) is pleased to announce that it has entered into an agreement with Talisker Resources Ltd. (“Talisker “) to acquire the following royalties for total cash consideration of CAD $7,500,000:

  an additional 0.5% net smelter return (“NSR”) royalty on all minerals produced from the Bralorne property (“Bralorne”), increasing Osisko’s total NSR royalty interest on Bralorne to 1.7%;
  a 1.5% NSR royalty on all minerals produced from the Ladner property (“Ladner”) which was recently acquired by Talisker through its purchase of New Carolin Gold Corp (“New Carolin”); and
  a future 1% NSR royalty on all minerals produced from the Golden Hornet property (“Golden Hornet”) which becomes effective should Talisker exercise its option to acquire control of Golden Hornet.

About the Royalty Properties

Bralorne is a large brownfields exploration property, covering an area of 13,782 hectares, located in south-central British Columbia that has produced over four million ounces of gold at an average grade of 17.7 g/t during its operating history. Talisker is currently conducting a 100,000 meter exploration drilling campaign at Bralorne which will serve as the basis for resource development and economic studies.

The Ladner property was acquired by Talisker through its acquisition of New Carolin which was announced on July 26, 2021. The Ladner property comprises an area of 14,380 hectares of the Coquihalla Gold Belt in southern British Columbia. Like Bralorne, Ladner is a large property having excellent infrastructure and is accessible by a major provincial highway. Ladner also has a permitted 1,300 tonne per day mill and tailings facility. A technical report from 2015 conducted on Ladner, outlines a total inferred mineral resource of 691,540 ounces of gold (including 12,132,000 tonnes grading 1.53 g/t gold for 607,000 oz at the Carolin Mine, 3,575,000 tonnes grading 0.69 g/t gold for 79,540 oz at the McMaster Zone, and 84,000 tonnes grading 1.64 g/t for 5,000 oz at the Tailings deposit).

The Golden Hornet property comprises 4,959 hectares covering intrusion related gold vein systems. Previous work conducted on the property includes trench samples grading 21.1 g/t gold over 5.1 meters and 4.17 g/t gold over 14 meters. Talisker is currently conducting an initial drill campaign on Golden Hornet with results to be received in the coming months.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 160 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Heather Taylor Vice President, Investor Relations Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance.  These forward‐looking statements, may involve, but are not limited to, statements with respect to future events or future performance, the realization of the anticipated benefits deriving from Osisko’s investments, the general performance of the assets of Osisko, and the results of exploration, development and production activities as well as expansion projects relating to the properties in which Osisko holds a royalty, stream or other interest. Words such as “may”, “will”, “would”, “could”, “expect”, “suggest”, “appear”, “believe”, “plan”, “anticipate”, “intend”, “target”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including, without limitation, results of exploration work by Talisker on the Bralorne, Ladner and Golden Hornet properties, including the exercise by Talisker of its option to acquire the Golden Hornet property, management’s perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. Such risks and uncertainties include, among others, that the financial information presented in this press release is preliminary and could be subject to adjustments, the successful continuation of operations underlying the Corporation’s assets, the performance of the assets of Osisko, the growth and the benefits deriving from its portfolio of investments, risks related to the operators of the properties in which Osisko holds a royalty, stream or other interest, including changes in the ownership and control of such operators; risks related to development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest, the influence of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses. In this press release, Osisko relies on information publicly disclosed by third parties pertaining to its assets and, therefore, assumes no liability for such third party public disclosure.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.